

Mail Stop 3561

July 18, 2017

Damián Scokin
Chief Executive Officer
Despegar.com, Corp.
Juana Manso 999
Ciudad Autónoma de Buenos Aires, Argentina C1107CBR

> **Re: Despegar.com, Corp.**
> **Amendment Nos. 1 and 2**
> **Draft Registration Statement on Form F-1**
> **Submitted June 30, 2017 and July 13, 2017**
> **CIK No. 0001703141**

Dear Mr. Scokin:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

General

1. We have received your request for confidential treatment of certain information included in two exhibits to the Draft Registration Statement. We will provide any comments related to your confidential treatment request under separate cover.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 58

2. You indicate in your response to prior comment 10 that you revised pages 1 and 58 to address our comment. However, we note that you do not provide disclosures regarding revenue recognized in accordance with GAAP prior to your discussion of bookings. Please revise these disclosures accordingly.

Results of Operations, page 66

Year Ended December 31, 2016 Compared to Year Ended December 31, 2015, page 66

3. In response to prior comment 12 we note the additional discussion of changes in revenue by segment. Please revise to also provide an analysis of the change in operating income/(loss) by segment.

Revenue, page 63

4. You note in your response to prior comment 13 that other companies in the online travel industry do not disclose their sources of revenues on a similar basis. However, we note that some online travel companies disclose and analyze changes in revenue on a disaggregated basis for merchant revenue, agency revenue, and advertising and other revenue. While we note that your advertising revenue is not material, you have separate revenue recognition policies for your agency and merchant business models. Please tell us your consideration to separately disclose revenue for your merchant and agency models and analyze any material changes in MD&A.

Technology and Data, page 90

5. We note your response to prior comment 20 and we re-issue the comment in part. Please revise, either in the Technology and Data section on page 90 or in the Intellectual Property section on page 93, to briefly discuss the ownership of the technology platform, and the associated intellectual property rights.

Expedia transaction, page F-16

6. Upon review of your response to prior comment 24, we note that you have elected to account for the arrangement with Expedia under the guidance provided in ASC 505 and ASC 605-50, which contemplate the issuance of an equity instrument in conjunction with a revenue transaction. Within your disclosure on page F-16, you state that the termination provisions of the Expedia Outsourcing Agreement never expire and there is no way for the company to exist the agreement and avoid this payment without agreement from Expedia. As such, tell us the circumstances under which you would not be required to make the $125.0 million termination payment to Expedia, if any. Also in this regard, if you met the requirements to forego the termination payment in the future, tell us how you would account for the related $125.0 million liability once this was no longer owed.

    We also note that you do not believe this arrangement is in the scope of ASC 470-10-25-2 because the arrangement does not require the company to pay Expedia for a defined period a specified amount or percentage of the revenue that is generated in that period. However, we note from your disclosure on page 93 that under the Despegar Outsourcing Arrangement Expedia receives compensation equal to a percentage of revenue earned by you. Please provide us with further details as to the nature and amount of payments made by the company to Expedia and provide an analysis of each of the factors listed in ASC 470-10-25-2 to further support your conclusion the $125.0 million termination fee should be recorded as deferred income as opposed to debt.

Finally, we note on page F-27 that revenue recognized from Expedia was $27.0 million and $22.9 million for the year ended December 31, 2016 and 2015, respectively, which was material to net income/(loss). Given the nature of the termination fee, please tell us how you determined revenue arrangements with Expedia were fixed and determinable. Please refer to SAB Topic 13.A.4.a.

Note 17. Stock based compensation, page F-29

7. We note the amount of the estimated fair value of your ordinary shares in your response to prior comment 30. As this amount is presented on an aggregate basis, please provide us with the per share amount used in the Black-Scholes and Monte Carlo option-pricing models to determine the weighted-average estimated fair value of options granted during the year of $6.90. Additionally, we note that your valuation was solely based on the income approach. Please tell us what consideration was given to giving weight to a market approach in your valuation.

You may contact Kristen Shifflett at 202-551-3381 or Melissa Raminpour at 202-551-3379 if you have questions regarding comments on the financial statements and related matters. Please contact Julie Griffith at 202-551-3267 or me at 202-551-3611with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure